UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34455 / December 29, 2021

In the Matter of

PGIM PRIVATE REAL ESTATE FUND, INC
PGIM INVESTMENTS, LLC
PRUDENTIAL INVESTMENT MANAGEMENT SERVICES, LLC

655 Broad Street
Newark, New Jersey 07102

(812-15266)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN EXEMPTION FROM RULE 23c-
3 UNDER THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER THE
ACT

PGIM Private Real Estate Fund, Inc, PGIM Investments, LLC, and Prudential Investment
Management Services, LLC filed an application on September 24, 2021, and an amendment on
November 22, 2021 requesting an order under section 6(c) of the Investment Company Act of
1940 ("Act") granting an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, under
sections 6(c) and 23(c) of the Act for an exemption from rule 23c-3 under the Act and pursuant
to section 17(d) of the Act and rule 17d-1 under the Act. The order permits certain registered
closed-end management investment companies to issue multiple classes of shares and to impose
asset-based service and distribution fees, and early withdrawal charges ("EWCs").

On December 3, 2021, a notice of the filing of the application was issued (Investment Company
Act Release No. 34434). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the investment company's proposed institution of issuing multiple classes of shares and to impose asset-based service and distribution fees, and early withdrawal charges ("EWCs") is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of PGIM Private Real Estate Fund, Inc, PGIM Investments, LLC, and Prudential Investment Management Services, LLC (File No. 812-15266),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, under sections 6(c) and 23(c) of the Act for an exemption from rule 23c-3 under the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based service and distribution fees, and early withdrawal charges ("EWCs"), subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman
Secretary